January 3, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:
Robert Arzonetti
Christian Windsor

Re:	Capital One Financial Corporation
Registration Statement on Form S-4
File No. 333-278812
Request for Effectiveness

Dear Messrs. Arzonetti and Windsor:

Reference is made to the Registration Statement on Form S-4 (File No. 333-278812) filed by Capital One Financial Corporation (“Capital One”) with the U.S. Securities and Exchange Commission (the “SEC”) on April 19, 2024, as amended on June 14, 2024, July 26, 2024, December 23, 2024 and January 3, 2025 (the “Registration Statement”).

Capital One hereby requests the Registration Statement be made effective at 4:00 p.m., Eastern Time, on January 6, 2025, or as soon as possible thereafter, in accordance with Rule 461 promulgated under the Securities Act of 1933, as amended.

Please contact Brandon C. Price at (212) 403-1367 or bcprice@wlrk.com or Matthew M. Guest at (212) 403-1341 or MGuest@wlrk.com with any questions you may have concerning this letter, or if you require any additional information. Please notify Mr. Price or Mr. Guest when this request for acceleration of effectiveness of the Registration Statement has been granted.

[Signature Page Follows]

Very truly yours,

CAPITAL ONE FINANCIAL CORPORATION

By:	/s/ Matthew W. Cooper
Name:	Matthew W. Cooper
Title:	General Counsel and Corporate Secretary

cc:	Matthew M. Guest, Wachtell, Lipton, Rosen & Katz
Brandon C. Price, Wachtell, Lipton, Rosen & Katz